UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.                                    Name of issuer or person filing (“Filer”): HudBay Minerals Inc.

B.                                    (1) This is [check one]:

☒                                  an original filing for the Filer.

☐                                    an amended filing for the Filer.

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.                                    Identify the filing in conjunction with which this form is being filed:

Name of registrant:                                                                                       HudBay Minerals Inc.

Form type:                                                                                                                                    Registration Statement on Form F-10

File number (if known):                                                                 333-197185

Filed by:                                                                                                                                                 HudBay Minerals Inc.

Date filed (if filed
concurrently, so indicate):                                                    July 1, 2014 (filed concurrently)

D.                                    The Filer is incorporated or organized under the laws of

Canada

and has its principal place of business at

25 York Street, Suite 800

Toronto, Ontario

M5J 2V5, Canada

Telephone: (416) 362-8181

E.                                     The Filer designates and appoints Corporation Service Company (the “Agent”), located at:

1180 Ave of the Americas, Suite 210

New York, NY 10036

Telephone: (212) 299-5600

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)                                 any investigation or administrative proceeding conducted by the Commission; and

(b)                                 any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 filed on July 1, 2014 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.                                      The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the date of the latest amendment to such Form F-X.  The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.                                    The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the forms, schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of Form F-X, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, this 1st day of July, 2014.

Filer: HudBay Minerals Inc.	By:	/s/ Patrick Donnelly
		Name:	Patrick Donnelly
		Title:	Vice President, Legal and Corporate
Secretary

This statement has been signed by the following person in the capacity indicated on July 1, 2014.

CORPORATION SERVICE COMPANY As agent for Service of Process for the Filer

By:	/s/ Holly Jones
	Name:	Holly Jones
	Title:	Assistant Vice President